September 8, 2009

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street N.E.
Mail Stop 3561
Washington, D.C. 20549

Attn.:	Beverly A. Singleton

Re: Conforce International, Inc. (“Conforce”)
Form 8-K
Filed August 28, 2009
File No. 0-53579

Dear Ms. Singleton:

On behalf of Conforce, we submit this letter in response to comments from the staff of the Securities and Exchange Commission received by letter dated September 3, 2009, relating to Conforce’s Form 8-K/A.

In this letter, we have recited the comments from the Staff in bold type and have followed each comment with Conforce’s response.

The Company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Marino Kulas, President & CEO

Form 8-K filed August 28, 2009

1.
Please expand the disclosure in the first paragraph to further indicate whether Pollard-Kelley Auditing Services, Inc. has either effectively resigned, declined to stand for re-election or was dismissed and whether such date was also August 26, 2009. If the client-auditor cessation date was other than August 26, 2009 please disclose such date.

In response to Staff’s comments, it has been disclosed that Pollard-Kelley Auditing Services, Inc. effectively resigned August 26, 2009.

2.
Please include a new paragraph that states whether Pollard-Kelley Auditing, Services, Inc. audit report on your financial statements for either of the fiscal years ended March 31, 2009 and March 31, 2008 contained an adverse opinion or a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope or accounting principles; and also describe the nature of each such adverse opinion, disclaimer of opinion, modification or qualification.

In response to Staff’s comments, a new paragraph has been added disclosing such information.

3.
Please include a new paragraph that states whether the decision to change accountants was recommended or approved by (i) any audit committee or similar committee of the board of directors, or (ii) the board of directors, if you have no audit or similar committee of the board of directors.

In response to Staff’s comments, a new paragraph has been added disclosing that the accountant resigned; therefore, no decision was made by an audit committee or the board of directors.

4.
Please include a new paragraph that discloses whether or not there were any disagreements with Pollard-Kelley Auditing Services, Inc. for the two most recent fiscal years and the subsequent interim period through the date of cessation of your client-auditor relationship with Pollard-Kelley Auditing Services, Inc. Also, disclose whether or not there were any “reportable events” for the two most recent fiscal years and the subsequent interim period through the date of cessation with Pollard-Kelley Auditing Services, Inc. Describe in detail any disagreement or reportable event.

In response to Staff’s comments, a new paragraph has been added disclosing that no disagreements or reportable events occurred.

5.	Please file as Exhibit 16.1 to the amended Item 4.01 Form 8-K, a letter from Pollard-Kelley Auditing Services, Inc., indicating whether or not they agree with your revised disclosures.

In response to Staff’s comments, such exhibit has been filed.

6.	Finally, disclose whether or not you have engaged a new independent accountant and the date thereof.

In response to Staff’s comments, such disclosure has been made.

Form 8-K/A – Filed September 3, 2009

1.
We have reviewed the Item 4.01 Form 8-K/A and note the changes made in response to our letter of comment dated September 1, 2009. It appears the Exhibit 16.1 letter from the former auditors, Pollard-Kelley Auditing Services, Inc., although dated September 2, 2009, refers to your disclosures contained in the original Item 4.01  Form 8-K filed on August 28, 2009. In this regard, please further amend the Item 4.01 Form 8-K/A in its entirety to include an updated Exhibit 16.1 letter from Pollard-Kelley Auditing Services, Inc. that specifically indicates whether or not they agree with your disclosures contained in the Item 4.01 Form 8-K/A.

In response to Staff’s comments, the exhibit has been updated.

2.
In addition, please provide a written response letter that addresses each of the comments in our letter dated September 1, 2009 nod in this letter dated September 3, 2009. The response letter should also provide the written acknowledgement indicated in the bullets at the end of this letter.

In response to Staff’s comments, a response letter has been provided.